

January 19, 2018

Edward Myles
Sr. Vice President of Finance, Chief Financial Officer and Treasurer
AMAG Pharmaceuticals, Inc.
1100 Winter Street
Waltham, Massachusetts 02451

    Re: AMAG Pharmaceuticals, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2016
      Filed February 21, 2017
      Form 10-Q for the Quarterly Period Ended September 30, 2017
      Filed November 6, 2017
      File No. 001-10865

Dear Mr. Myles:

   We have reviewed your January 12, 2018 response to our comment letter and have the following comments.

   Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2017 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Notes to Condensed Consolidated Financial Statements
Note G: Goodwill and Intangible Assets, Net, page 13

1. We acknowledge your response to prior comment 1 and do not believe that your market capitalization being below your book value continuously from January 1, 2017 through the date of the filing of your September 30, 2017 Form 10-Q or through the date of this letter is appropriately characterized in your disclosure as being a "short-term decline in share price below book value" or that your "stock market capitalization has at times been...lower than [your]...book value." As a result, please provide us proposed disclosure

to be included in your upcoming Form 10-K that:

- reasonably characterizes the length of time that your book value has exceeded your market capitalization; and
- discusses the magnitude of your estimated control premium consistent with that provided in your response.

2. We acknowledge your response to prior comment 2. Please provide us proposed revised disclosure discussing your impairment to be included in your upcoming Form 10-K that provides more insight into what new information was received during the third quarter prompting your impairment charge and reassessment of the useful life of intramuscular Makena. In your revised disclosure discuss the general reasons you reassessed the level and timing of generic competition consistent with your response.

You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 if you have any questions.

Division of Corporation Finance
Office of Healthcare & Insurance